                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-63082

THE INFORMATION IN THIS PRICING SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED NOVEMBER 1, 2001

PRICING SUPPLEMENT NO.      TO THE PROSPECTUS SUPPLEMENT NO. 188 DATED JULY 18,
                                      2001

[GOLDMAN SACHS LOGO]

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                           -------------------------

                                $
                       1.25% Exchangeable Notes due 2008
           (Exchangeable for Common Stock of Tyco International LTD.)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 188, relating to the exchangeable notes, should be read together. Because the exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 188 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement no. 188, unless the context requires otherwise.

     The exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 188, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT:           in the aggregate for all the Offered Notes

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO ISSUER:           of the face amount

TRADE DATE: November   , 2001

SETTLEMENT DATE (ORIGINAL ISSUE
DATE): November   , 2001

STATED MATURITY DATE: November   , 2008 unless extended for up to six business
days

INTEREST RATE (COUPON): 1.25% each year

INTEREST PAYMENT DATES: May   and November   each year, beginning on May   ,
2002

REGULAR RECORD DATES: the business day before the related interest payment date as long as the note is in global form

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Tyco International LTD.

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE:           shares of index stock for each $1,000 of outstanding
face amount exchanged, subject to antidilution adjustment. Upon any voluntary or automatic exchange, we may elect, in our sole discretion, to pay the cash value of the index stock we would otherwise be obligated to deliver, as described in the accompanying prospectus supplement

EARLIEST CALL DATE; REDEMPTION PRICE: we may redeem the offered notes at any
time after the interest payment date on November   , 2003, at a redemption price
equal to 100% of the outstanding face amount. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK:           per share

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 188 to read about investment risks relating to the offered notes.

                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                           -------------------------

                    Pricing Supplement dated        , 2001.

                          EXPIRATION OF EXCHANGE RIGHT

      If a holder wishes to exercise the exchange right, the required deliveries described in the accompanying prospectus supplement no. 188 under "General Terms of the Exchangeable Notes -- Holder's Exchange Right - Exercise Requirements" must be made no later than 11:00 A.M., New York City time, on the day before the determination date or any call notice date, whichever is earlier.

                                   NO LISTING

      Your note will not be listed on any securities exchange or interdealer market quotation system.

                            TYCO INTERNATIONAL LTD.

      According to its publicly available information, Tyco International LTD. is a diversified manufacturing and services company with operations around the world. It manufactures, services and installs electrical and electronic components, undersea telecommunications systems and fire protection and security systems. Tyco International LTD. also manufactures flow control valves, healthcare and specialty products and plastics. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by reference to its SEC file number: 001-13836.

                      HISTORICAL TRADING PRICE INFORMATION

      The index stock is traded on the New York Stock Exchange under the symbol "TYC". The following table shows the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 1999 and 2000 and for the four calendar quarters in 2001, through October 31, 2001. We obtained the trading price information below from Bloomberg Financial Services, without independent verification.

      Trading in the index stock, along with all other U.S. equities, was suspended from the morning of September 11, 2001 until the U.S. equities markets reopened on September 17, 2001. Although trading has now resumed, the trading suspension, the events underlying it and related uncertainties may cause the index stock to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock set forth below.

                                                               HIGH        LOW       CLOSE
                                                               ----        ---       -----
1999
  Quarter ended March 31....................................  39.5938    34.5625    35.8750
  Quarter ended June 30.....................................  47.3750    35.5938    47.3750
  Quarter ended September 30................................  52.6875    47.4375    51.6250
  Quarter ended December 31.................................  52.9688    28.0000    38.8750
2000
  Quarter ended March 31....................................  51.5625    32.8125    49.8750
  Quarter ended June 30.....................................  51.1250    42.3125    47.3750
  Quarter ended September 30................................  58.5625    45.7500    51.8750
  Quarter ended December 31.................................  57.8750    45.0000    55.5000
2001
  Quarter ended March 31....................................  62.8000    42.1500    43.2300
  Quarter ended June 30.....................................  59.0000    41.7400    54.5000
  Quarter ended September 30................................  54.9800    40.8000    45.5000
  Quarter ending December 31
  (through October 31, 2001)................................  50.5000    45.3500    49.1400
  Closing Price on October 31, 2001.........................                        49.1400

                           -------------------------

      As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 188.

                           HYPOTHETICAL RETURNS TABLE

      In the table below, we compare the total pretax return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the assumptions stated in the box below.

      The index stock has been volatile in the past and its performance cannot be predicted for any future period. The recent suspension of trading, the events underlying it and related uncertainties may cause the index stock to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. Before investing in the offered notes, you should consult publicly available information to determine the index stock price between the date of the preliminary pricing supplement and your purchase of the offered notes. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock set forth in "Historical Trading Price Information" above or to the hypothetical return examples set forth below.

       ASSUMPTIONS
Original issue price,
  expressed as a
  percentage of the face
  amount..................              100%
Exchange rate.............     16.151 shares
Reference price of index
  stock...................  $49.14 per share
Premium (as a percentage
  of the reference price
  of the index stock).....               26%
Annual index stock
  dividend yield,
  expressed as a
  percentage of the
  reference price of the
  index stock.............             0.10%
Automatic exchange in full
  on the stated maturity
  date -- i.e., no prior
  redemption or voluntary
  exchange
No antidilution
  adjustments to exchange
  rate
No market disruption event
  occurs

      We calculated the total pretax return on your note based on an assumed exchange rate of 16.151 shares of the index stock for each $1,000 of the outstanding face amount of your note. This exchange rate was determined by dividing $1,000 by the product of the assumed reference price of the index stock times one plus a premium, assumed to be 26%. The actual exchange rate will be determined in this manner but will be based on the actual reference price and the actual premium, both of which will be determined no later than the trade date. Because the exchange rate will be determined in this manner, the closing price of the index stock must increase by the stated maturity date to an amount equal to the actual reference price times one plus the actual premium in order for the cash value of the index stock that would be deliverable in exchange for your note on the stated maturity date to equal the face amount of that note. There is no assurance that the closing price will increase to that extent by the stated maturity date and we expect that this closing price will be substantially higher than the actual reference price per share.

      We have assumed for purposes of this example that the reference price of the index stock will be the price shown in the box above and that the premium will be the percentage shown in the box above. Given the volatility in the historical trading prices of the index stock, particularly in light of the events of September 11, 2001, the actual reference price and the actual premium could differ substantially from the assumed amounts. In addition, the actual reference price may be higher or lower than the closing price of the index stock on the trade date.

      The following table assumes that dividends will be paid on the index stock, at the annual index stock dividend yield shown in the box above from the trade date to the stated maturity date. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock, during the life of the offered notes may differ substantially from the information reflected in the table below.

                   INDEX STOCK                                 YOUR NOTE
--------------------------------------------------   ------------------------------
                     HYPOTHETICAL                     HYPOTHETICAL
  HYPOTHETICAL     CLOSING PRICE ON                  MARKET VALUE ON
CLOSING PRICE ON   STATED MATURITY    HYPOTHETICAL   STATED MATURITY   HYPOTHETICAL
STATED MATURITY      DATE AS % OF     PRETAX TOTAL    DATE AS % OF     PRETAX TOTAL
      DATE         REFERENCE PRICE       RETURN        FACE AMOUNT        RETURN
----------------   ----------------   ------------   ---------------   ------------
     $24.57               50%            -49.3%           100.0%           8.75%
     $29.48               60%            -39.3%           100.0%           8.75%
     $34.40               70%            -29.3%           100.0%           8.75%
     $39.31               80%            -19.3%           100.0%           8.75%
     $44.23               90%             -9.3%           100.0%           8.75%
-----------------------------------------------------------------------------------
     $49.14              100%              0.7%           100.0%           8.75%
-----------------------------------------------------------------------------------
     $54.05              110%             10.7%           100.0%           8.75%
     $58.97              120%             20.7%           100.0%           8.75%
     $63.88              130%             30.7%           103.2%          11.30%
     $68.80              140%             40.7%           111.1%          19.24%
     $73.71              150%             50.7%           119.0%          27.17%
     $78.62              160%             60.7%           127.0%          35.11%
     $83.54              170%             70.7%           134.9%          43.05%
     $88.45              180%             80.7%           142.9%          50.98%
     $93.37              190%             90.7%           150.8%          58.92%
     $98.28              200%            100.7%           158.7%          66.86%

      The hypothetical pretax total return on the index stock represents the difference between (a) the hypothetical closing price of one share of index stock on the stated maturity date plus the dividends that would be paid on one share at the assumed dividend yield rate during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (b) the reference price of the index stock. This difference is expressed as a percentage of the reference price.

      The hypothetical pretax total return on your note represents the difference between (a) the hypothetical market value of your note on the stated maturity date plus the amount of interest that would be payable on your note during the period from the trade date to the stated maturity date (or to the prior interest payment date as described below), without reinvestment of that interest, and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

      We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to deliver on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount plus the amount of the regular interest installment payable on your note on that date. Moreover, if an automatic exchange occurs, the holder will not be entitled to receive that interest installment (as a result, where the hypothetical market value of your note is assumed to equal the automatic exchange amount, the hypothetical total return on your note is assumed to include interest accruing only to the interest payment date before the stated maturity date). Therefore, we have assumed that, unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

      We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of stock that we will deliver on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

      The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Hypothetical Returns on Note" in the accompanying prospectus supplement no. 188.

                                    HEDGING

      In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 188.

                               NOTICE OF EXCHANGE

                                                          DATED:

The Bank of New York
5 Penn Plaza, 16th Floor
Corporate Trust Administration
New York, New York 10001
Attn: Shanna Sukhnanan (212-328-7319)
      Hector Herrera      (212-328-7332)
                             Fax: (212-328-7530)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Sharon Seibold  (212-902-7921)
      Stephen Barnitz (212-357-4217)
                          Fax: (212-902-7993)

Re: 1.25% Exchangeable Notes due 2008, issued by The Goldman Sachs Group, Inc.
    (Exchangeable for Common Stock of Tyco International LTD.)

Dear Sirs:

     The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the
exchange right described in the pricing supplement no.    dated November   ,
2001 to the prospectus supplement no. 188 dated July 18, 2001, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

     If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

     If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

     If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

     Terms used and not defined in this notice have the meanings given to them
in the pricing supplement no.    dated November   , 2001 and the prospectus
supplement no. 188 dated July 18, 2001. The exchange of the note will be governed by the terms of the note.

     The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

Face amount of note to be exchanged:

$
------------------------------------------------------
  (must be a multiple of $1,000)

                                          Very truly yours,

                                          --------------------------------------
                                          (Name of beneficial owner or person
                                          authorized to act on its behalf)

                                          --------------------------------------
                                          (Title)

                                          --------------------------------------
                                          (Telephone No.)

                                          --------------------------------------
                                          (Fax No.)

                                          --------------------------------------
                                          (DTC participant account number for
                                          delivery of index stock, if any)

FOR INTERNAL USE ONLY:
Receipt of the above notice of exchange
is hereby acknowledged:
GOLDMAN, SACHS & CO., as calculation agent

By:
----------------------------------------------------
    (Title)

Date and time of receipt:

---------------------------------------------------------
(Date)

---------------------------------------------------------
(Time)